# SEC Schedule 13G/A (Amendment No. 3) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: COUPANG, INC., CIK 0001834584
CUSIP: 22266T109
Title of class of securities: Class A Common Stock, $0.0001 par value per share
Address of issuer's principal executive offices: 720 Olive Way, Suite 600, Seattle, Washington (WA), 98101
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(d)
Amends the filing with accession number 0001193125-24-036297
Filed by CIK 0001849152

## Reporting persons
- Bom Kim: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 164,410,881; shared voting power 0; sole dispositive power 164,410,881; shared dispositive power 0; aggregate amount beneficially owned 164,410,881 (9.1% of the class)
  Comment: Amounts set forth in Rows 5, 7 and 9 consist of (i) 157,802,990 shares of the Issuer's Class B Common Stock held of record by Mr. Kim and (ii) 6,607,891 shares of the Issuer's Class B Common Stock subject to an option that is exercisable within 60 days of December 31, 2024.
  
  With respect to Rows 5, 7, 9 and 11, each share of the Issuer's Class B Common Stock is convertible into one share of the Issuer's Class A Common Stock upon the option of the holder and has no expiration date. Each share of the Issuer's Class B Common Stock is entitled to 29 votes per share, whereas each share of the Issuer's Class A Common Stock is entitled to one vote per share.
  
  With respect to Row 11, assumes conversion of all of the shares of Class B Common Stock the Reporting Person is deemed to beneficially own, as described above, into shares of Class A Common Stock.

## Item 1. Issuer
Name of issuer: COUPANG, INC.
Address of issuer's principal executive offices: 720 Olive Way, Suite 600, Seattle, Washington, U.S.A. 98101

## Item 2. Person Filing
Name of person filing: Bom Kim
Address of principal business office or, if none, residence: The address of the principal business office of the Reporting Person is c/o Coupang, Inc., 720 Olive Way, Suite 600, Seattle, Washington, U.S.A. 98101.
Citizenship: United States of America

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: See Row 9 of the cover page to this Schedule 13G.
Percent of class: See Row 11 of the cover page to this Schedule 13G.
Sole power to vote or to direct the vote: See Row 5 of the cover page to this Schedule 13G.
Shared power to vote or to direct the vote: See Row 6 of the cover page to this Schedule 13G.
Sole power to dispose or to direct the disposition: See Row 7 of the cover page to this Schedule 13G.
Shared power to dispose or to direct the disposition: See Row 8 of the cover page to this Schedule 13G.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Bom Kim: /s/ Ruby Alexander, Ruby Alexander/Attorney-in-Fact (02/14/2025)